EXHIBIT 12
COMPUTATION OF EARNINGS TO FIXED CHARGES
     The following table sets forth the computation of consolidated ratios of earnings to fixed charges for TD Banknorth Inc. for the periods shown.

	Successor	Combined (1)	Combined (1)	Predecessor
	Nine Months Ended	Nine Months Ended	Year Ended	Year Ended
	September 30, 2006	September 30, 2005	December 31, 2005	December 31, 2004

Earnings:
Earnings before income taxes and change in accounting principle	$372,519	$334,527	$416,406	$467,740
Fixed charges excluding interest on deposits	177,239	133,374	182,118	170,281

Earnings including fixed charges but excluding interest on deposits	549,758	467,901	598,524	638,021
Interest on deposits	395,053	155,022	228,596	161,004

Earnings including fixed charges and interest on deposits	$944,811	$622,923	$827,120	$799,025

Fixed Charges:
Interest expense, excluding interest on deposits	$168,025	$127,390	$174,293	$162,619
Interest within rent expense (1/3 rent expense)	9,214	5,984	7,825	7,662

Fixed charges excluding interest on deposits	177,239	133,374	182,118	170,281
Interest on deposits	395,053	155,022	228,596	161,004

Fixed charges including interest on deposits	$572,292	$288,396	$410,714	$331,285

Ratio of Earnings to Fixed Charges:
Including interest expense on deposits	1.65x	2.16x	2.01x	2.41x
Excluding interest expense on deposits	3.10x	3.51x	3.29x	3.75x

(1)	Information for the nine months ended September 30, 2005 and for the year ended December 31,2005 is based on the combined operations of TD Banknorth’s predecessor, Banknorth Group, Inc. for the period January 1, 2005 to February 28, 2005 and the operations of TD Banknorth as successor for the period March 1, 2005 to September 30, 2005 and the period March 1, 2005 to December 31, 2005 following TD Banknorth’s application of the purchase method of accounting to account for the transaction which resulted in TDBanknorth becoming a majority-owned subsidiary of The Toronto-Dominion Bank